Exhibit 99.1

AGREEMENT AS TO JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D, and any amendments thereto, with respect to the Ordinary Shares, par value £0.01 per share of TC BioPharm (Holdings) plc, and that this agreement be included as an exhibit to such filing and any amendment thereof.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of February 24, 2022.

RENAISSANCE CAPITAL PARTNERS

By:	/s/ Mark Randall
Name:	Mark Randall
Title:	Chief Executive Officer

KENNETH EDWARD RANDALL

By:	/s/ Kenneth Edward Randall

MARK EDWARD RANDALL

By:	/s/ Mark Edward Randall

DIANA ELIZABETH RANDALL

By:	/s/ Diana Elizabeth Randall